October 1, 2012

Karen Rossotto
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Diamond Hill Financial Trends Fund, Inc. Schedule 14A

Dear Karen:

On September 17, 2012, Diamond Hill Financial Trends Fund, Inc. (the “Fund”) filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934 relating to a special meeting of the shareholders of the Fund.  The meeting has been called by the Board of Directors to conduct a non-binding advisory vote to continue to operate the Fund as a closed-end financial services investment company.  On September 27, 2012, you provided oral comments.  Please find below the Fund’s responses to your comments.  All changes have been incorporated in a definitive proxy statement that is being filed concurrently.  For your convenience, I have summarized your comments.

1.                                      Comment.  Please update the dates through-out the proxy statement to reflect the actual date of the document and the expected mail date.

Response.  The dates in the proxy statement have been changed to reflect a current date.

2.                                      Comment.  The Staff asked if management considered the proposal to be a non-routine matter.

Response.  Yes, management considers the proposal to be a non-routine matter.

3.                                      Comment.  On page 8 of the proxy statement under the heading “Reasons For The Board’s Recommendation” in the second paragraph, the Staff asked if management has supporting data for the sentence that begins “Like virtually all equity closed-end funds whose objective….”.

Response.  Yes, management has supporting data backing the statement “Like virtually all equity closed-end funds whose objectives is long-term capital appreciation, the market price of the Fund’s shares is lower than the value per share of the Fund’s portfolio, which is called the net asset value.”

4.                                      Comment.  On pages 8 and 9 of the proxy statement, management discusses the discount of the Fund’s market price to the net asset value.  Please state the actual market discount of the Fund.

Response.  The requested disclosure has been added.

5.                                      Comment.  On page 8, the paragraph beginning at the bottom of the page, the Staff requested that management consider revising the language to clarify the intended meaning.

Response.  Management reviewed the language and elected to not make any changes.

6.                                      Comment.  On page 9, the paragraph beginning at the bottom of the page, please replace “industry indexes” in the last sentence to “the Fund’s benchmark index.”

Response.  The requested change has been made.

7.                                      Comment.  On page 10, under the chart titled “Period Annual Total Returns,” please disclose that the returns presented are after fees but before taxes.

Response.  The requested disclosure has been made.

8.                                      Comment.  On page 10, in the footnotes under the chart titled “Period Annual Total Returns,” please add a description of the S&P 1500 SuperComposite Financials Index.

Response.  The requested disclosure has been made.

9.                                      Comment.  On page 10, in the first full paragraph, please revise the language regarding the expense ratio ranking to reflect that the expense ratio is lower than half of all closed-end funds.

Response.  The requested change has been made.

10.                               Comment.  On page 10, in the second full paragraph, please revise the language in the first sentence to indicate that the relative outperformance was in comparison to the Fund’s benchmark.

Response.  The requested change has been made.

11.                               Comment.  On page 10, in the second full paragraph, please replace the language in the last sentence “there is no question” with “the board believes”.

Response.  The requested change has been made.

12.                               Comment.  On page 14, under the heading “Solicitation of Proxies” please include a cost estimate for the solicitation of proxies.

Response.  Management elected to modify the language to indicate that the Fund does not intent to solicit proxy votes.

If you have any questions or additional comments, please call the undersigned at 614-255-3341.

Very truly yours,

Gary R. Young
Treasurer